Nightingale, Inc.
2232 Eastwood Boulevard
Ogden, Utah 84403

March 21, 2006

via facsimile transmission
202-942-9516

Ms. Babette Cooper
Staff Accountant
Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Nightingale, Inc. Item 401 Amended Form 8-K
File No. 033-23429-D

Dear Ms. Cooper:

We have received your letter dated March 16, 2006 regarding the Form 8-K that Nightingale filed on March 15, 2006. You have requested certain changes to the Form 8-K. We have amended the Form 8-K to respond to your comments. We respond to your comments as follows.

1.  We have revised the third paragraph of the Form 8-K to make reference to the date of the previous accountant’s resignation;

2.  We have revised the fourth paragraph of the Form 8-K to make reference to the date of resignation of the former accountant; and

3.  We have attached to the Amended Form 8-K an updated Exhibit 16 letter from the former accountant.

Pursuant to your request, please be advised that the Company acknowledges the following:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the Amended Form 8-K filing;

2.  Staff comments or changes to disclosure and response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Babette Cooper
March 21, 2006

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If you have any additional questions regarding this or need additional changes, please contact us.

Sincerely,

NIGHTINGALE, INC.

/s/ William Grilz
William Grilz, President